FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                      Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES              Base-Date - 09/30/2002

------------------------------------------------------------------------------
         The Registration with the CVM does not imply any evaluation whatsoever of the Company, whose officers are responsible
                for the accuracy fo the information provided.
------------------------------------------------------------------------------






01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY'S NAME                          3 -CNPJ
01444-3         CIA SANEAMENTO BASICO ESTADO SAO PAULO      43.776.517/0001-80

4 - NIRE
35300016831


01.02 - HEAD-OFFICE
-------------------------------------------------------------------------------
1 - FULL ADDRESS                                   2 - BOROUGH OR DISTRICT
Rua Costa Carvalho, 300                            Pinheiros

3 - ZIP CODE    4 - CITY                                            5 - UF
05429-900       Sao Paulo                                           SP

6 - AREA CODE   7 - TELEPHONE     8 - TELEPHONE    9 - TELEPHONE    10 - TELEX
011             3388-8000         3388-8200        3388-8201

11 - AREA CODE  12 - FAX          13 - FAX         14 - FAX
011             3813-0254                -                -

15 - E-MAIL
acarmignani@sabesp.com.br


01.03 - INVESTORS' RELATIONS OFFICER (Company's Mail Address)
-------------------------------------------------------------------------------
1 - NAME
Paulo Domingos Knippel Galletta

2 - FULL ADDRESS                                   3 - BOROUGH OR DISTRICT
Rua Costa Carvalho, 300                            Pinheiros

4 - ZIP CODE    5 - CITY                                            6 - UF
05429-900       Sao Paulo                                           SP

7 - AREA CODE   8 - TELEPHONE     9 - TELEPHONE    10 - TELEPHONE   11 - TELEX
011             3388-8386         3388-8426        3388-8122

12 - AREA CODE  13 - FAX          14 - FAX         15 - FAX
011             3815-4465                -                -

16 - E-MAIL
pgalletta@sabesp.com.br


01.04 - REFERENCE / AUDITOR
------------------------------------------------------------------------------

FISCAL YEAR IN COURSE                   CURRENT QUARTER                     PREVIOUS QUARTER
------------------------    --------------------------------------    --------------------------------------
1 - BEGINNING    2 - END    3 - NUMBER    4 - BEGINNING    5 - END    6 - NUMBER    7 - BEGINNING    8 - END
-------------    -------    ----------    -------------    -------    ----------    -------------    -------

01/01/2002      12/31/2002       3         07/01/2002      09/30/2002      2         04/01/2002      06/30/2002



9 - AUDITOR'S NAME/CORPORATE NAME                  10 - CVM CODE
PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES     00287-9

11 - PERSON IN CHARGE FOR THE AUDITING COMPANY     12 - CPF OF PERSON IN CHARGE
Julio Cesar dos Santos                             591.515.108-63


01.05 - CAPITAL STOCK COMPOSITION
-------------------------------------------------------------------------------

NUMBER OF SHARES               1 - CURRENT QUARTER        2 - PREVIOUS QUARTER      3 - SAME QUARTER PREVIOUS YEAR
  (thousand)                         09/30/2002                  06/30/2002                     09/30/2001
----------------               -------------------        --------------------      ------------------------------

Paid-up Capital
1 - Common Shares                    28,479,577                  28,479,577                     28,479,577
2 - Preferred Shares                          0                           0                              0
3 - Total                            28,479,577                  28,479,577                     28,479,577

Treasury Shares
4 - Common Shares                             0                           0                              0
5 - Preferred Shares                          0                           0                              0
6 - Total                                     0                           0                              0


01.01 - IDENTIFICATION
------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY'S NAME                           3 -CNPJ
01444-3         CIA SANEAMENTO BASICO ESTADO SAO PAULO       43.776.517/0001-80


01.06 - COMPANY'S DATA
------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, Industrial and Other Companies

2 - TYPE OF STATUS
Operating

3 - NATURE OF STOCKHOLDING CONTROL
State-owned

4 - ACTIVITY CODE
1990300 - Water, Sanitation and Gas Services

5 - MAIN ACTIVITY
Water entrapment, processing and distribution;  Sewer collection and processing

6 - TYPE OF CONSOLIDATED
Not Submitted

7 - TYPE OF AUDITOR'S REPORT
With restrictions


01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------
1 - ITEM                    2 - CNPJ                      3 - COMPANY'S NAME
--------                    --------                      ------------------


01.08 - CASH INCOME DELIBERATED AND/OR PAID DURING AND AFTER THE QUARTER
------------------------------------------------------------------------------
1 - ITEM                 2 - EVENT         3 - APPROVAL         4 - INCOME
--------                 ---------         ------------         ----------


5 - BEGINNING PAYMENT       6 - SHARE TYPE       7 - INCOME PER SHARE
---------------------       --------------       --------------------


01.09 - SUBSCRIBED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR
------------------------------------------------------------------------------
1 - ITEM   2 - CHANGE DATE   3 - CAPITAL STOCK AMOUNT   4 - AMOUNT OF CHANGE
                                  (Thousand reais)          (Thousand reais)
--------   ---------------   ------------------------   --------------------


5 - ORIGIN OF CHANGE  7 - NUMBER OF SHARES ISSUED 8 - SHARE PRICE UPON ISSUANCE
                              (thousand)                 (thousand)
--------------------  --------------------------- -----------------------------


01.10 - INVESTORS' RELATIONS OFFICER
------------------------------------------------------------------------------
1 - DATE             2 - SIGNATURE
--------             -------------
11/28/2002

01.01 - IDENTIFICATION
------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY'S NAME                          3 -CNPJ
------------     ------------------                          -------
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO      43.776.517/0001-80


02.01 - BALANCE SHEET - ASSETS (Thousand Reais)
------------------------------------------------------------------------------

Account Code               Description                                                    09/30/2002        06/30/2002
------------               -----------                                                    ----------        ----------

1                          Total Assets                                                  16,640,385        16,475,461
1.01                       Current Assets                                                 1,637,299         1,838,421
1.01.01                    Cash                                                             544,259           761,520
1.01.01.01                 Cash, Cash-in-Banks, Financial Investments                       478,347           696,695
1.01.01.02                 Treasury Debentures                                               47,425            47,428
1.01.01.03                 Cash Equivalents                                                  18,487            17,397
1.01.02                    Credits                                                          874,138           903,996
1.01.02.01                 Customers                                                        874,138           903,996
1.01.03                    Inventories                                                       19,255            18,360
1.01.03.01                 Operating Storage Inventory                                       19,255            18,360
1.01.04                    Others                                                           199,647           154,545
1.01.04.01                 Accounts Receivable from Shareholders                             92,695            74,363
1.01.04.02                 13th Wage Advance                                                 13,639             8,481
1.01.04.03                 Taxes to be carried forward                                       74,602            53,268
1.01.04.04                 Other Accounts Receivable                                         18,711            18,433
1.02                       Long Term Assets                                               1,349,776         1,023,301
1.02.01                    Sundry Credits                                                 1,349,776         1,023,301
1.02.01.01                 Customers                                                         12,734             8,598
1.02.01.02                 Indemnities Receivable                                           148,794           148,794
1.02.01.03                 Court Deposits and Others                                         41,589            32,346
1.02.01.04                 Tax Incentives                                                     4,157             4,157
1.02.01.05                 Deferred Taxes and Contributions                                 535,128           222,032
1.02.01.06                 GESP Agreement                                                   607,374           607,374
1.02.02                    Credits with Related Parties                                           0                 0
1.02.02.01                 With Allied Companies                                                  0                 0
1.02.02.02                 With Controlled Companies                                              0                 0
1.02.02.03                 With Other Related Parties                                             0                 0
1.02.03                    Others                                                                 0                 0
1.03                       Permanent Assets                                              13,653,310        13,613,739
1.03.01                    Investments                                                          740               740
1.03.01.01                 Interest In Allied Companies                                           0                 0
1.03.01.02                 Interest In Controlled Companies                                       0                 0
1.03.01.03                 Other Investments                                                    740               740
1.03.01.03.01              Shares In Other Companies                                            669               669
1.03.01.03.02              Shares In Other Companies With Tax Incentive                          49                49
1.03.01.03.03              Compulsory Deposits - Eletrobras                                      22                22
1.03.02                    Fixed Assets                                                  13,541,593        13,495,797
1.03.02.01                 Fixed Assets - Operations                                     11,040,825        11,094,978
1.03.02.02                 Works In Progress                                              2,500,768         2,400,819
1.03.03                    Deferred Assets                                                  110,977           117,202
1.03.03.01                 Organizational And Reorganizational Expenses                     110,977           117,202


01.01 - IDENTIFICATION
------------------------------------------------------------------------------
1 - CVM CODE    2 - COMPANY'S NAME                           3 -CNPJ
------------    ------------------                           -------
01444-3         CIA SANEAMENTO BASICO ESTADO SAO PAULO       43.776.517/0001-80


02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)
------------------------------------------------------------------------------

Account Code             Description                                          09/30/2002        06/30/2002
------------             -----------                                          ----------        ----------

2                        Total Liabilities                                           16,640,385            16,475,461
2.01                     Current Liabilities                                          2,185,046             1,528,887
2.01.01                  Loans And Financing                                          1,369,319               501,255
2.01.02                  Debentures                                                      24,687                21,024
2.01.02.01               Interest on Debentures                                          24,687                21,024
2.01.03                  Suppliers                                                       26,213                41,114
2.01.04                  Taxes, Fees and Contributions                                   82,291                79,632
2.01.04.01               Cofins and Pasep                                                 7,274                 6,550
2.01.04.02               I.N.S.S.                                                        11,861                11,773
2.01.04.03               Refis Program                                                   61,639                60,123
2.01.04.04               Others                                                           1,517                 1,186
2.01.05                  Dividends Payable                                                    0                     0
2.01.06                  Provisions                                                     292,503               314,837
2.01.06.01               Vacations                                                       77,474                75,266
2.01.06.02               13th Wage                                                       39,759                24,482
2.01.06.03               Payroll Charges                                                  2,485                 2,440
2.01.06.04               Cofins/Pasep - Law 9718/98                                     153,808               137,741
2.01.06.05               Finsocial                                                        7,872                52,928
2.01.06.06               For Contingencies with Customers                                 1,455                 3,452
2.01.06.07               Profit Sharing                                                   9,650                18,528
2.01.07                  Debts With Related Parties                                           0                     0
2.01.08                  Others                                                         390,033               571,025
2.01.08.01               Salaries and Payroll Charges                                     4,649                 3,040
2.01.08.02               Services                                                        44,087                36,339
2.01.08.03               Interests on Own Capital Payable until 2001                    233,346               424,424
2.01.08.04               Prov. Interests on Own Capital Payable 2002.                   104,732               104,732
2.01.08.05               Other Liabilities                                                3,219                 2,490
2.02                     Long Term Liabilities                                        7,446,541             7,275,084
2.02.01                  Loans and Financing                                          5,774,304             5,632,559
2.02.02                  Debentures                                                   1,121,623             1,115,595
2.02.02.01               Debentures 3rd Issuance                                        413,094               413,094
2.02.02.02               Debentures 4th Issuance                                        300,000               300,000
2.02.02.03               Debentures 5th Issuance                                        408,529               402,501
2.02.03                  Provisions                                                     157,642               122,339
2.02.03.01               Provisions For Labor Indemnities                                12,048                16,247
2.02.03.02               Social Security Charges                                          5,300                 4,987
2.02.03.03               Suppliers                                                      101,190                96,496
2.02.03.04               Customers Contingencies                                         30,000                     0
2.02.03.05               Others                                                           9,104                 4,609
2.02.04                  Debts With Related Parties                                           0                     0
2.02.05                  Others                                                         392,972               404,591
2.02.05.01               Deferred Taxes and Contributions                               229,815               245,212
2.02.05.02               Refis                                                           87.322               100.205


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
1 - CVM CODE     2 - COMPANY'S NAME                          3 -CNPJ
------------     ------------------                          -------
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO      43.776.517/0001-80



02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)
------------------------------------------------------------------------------

Account Code             Description                                               09/30/2002          06/30/2002
----------               -----------------                                             ------              ------
2.02.05.03               Other Liabilities                                             75,835              59,174
2.03                     Future Fiscal Year Results                                         0                   0
2.05                     Shareholders' Equity                                       7,008,798           7,671,490
2.05.01                  Paid-up Capital Stock                                      3,403,688           3,403,688
2.05.02                  Capital Reserves                                              42,919              42,016
2.05.02.01               Aid for Works                                                 27,139              26,236
2.05.02.02               Incentive Reserves                                            15,780              15,780
2.05.03                  Revaluation Reserves                                       2,881,320           2,904,615
2.05.03.01               Owned Assets                                               2,881,320           2,904,615
2.05.03.02               Controlled / Allied Companies                                      0                   0
2.05.04                  Profit Reserves                                            1,598,217           1,598,217
2.05.04.01               Legal Reserve                                                104,674             104,674
2.05.04.02               Statutory Reserve                                                  0                   0
2.05.04.03               Reserve For Contingencies                                          0                   0
2.05.04.04               Reserve For Realizable Profits                                     0                   0
2.05.04.05               Retained Profits Reserve                                           0                   0
2.05.04.06               Special Reserve For Non-Distributed Dividends                      0                   0
2.05.04.07               Other Profit Reserves                                      1,493,543           1,493,543
2.05.04.07.01            Investment Reserves                                        1,493,543           1,493,543
2.05.05                  Retained Profit/Losses                                     (917,346)           (277,046)

01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
1 - CVM CODE      2 - COMPANY'S NAME                         3 -CNPJ
------------      ------------------                         -------
01444-3           CIA SANEAMENTO BASICO ESTADO SAO PAULO     43.776.517/0001-80

03.01 - INCOME STATEMENT (Thousand Reais)
-------------------------------------------------------------------------------

                                                               07/01/2002 to     01/01/2002 to     07/01/2001 to      01/01/2001 to
Account Code               Account Description                  09/30/2002        09/30/2002         09/30/2001        09/30/2001
------------               -------------------                  ----------        ----------         ----------        ----------
3.01              Gross Revenue From Sales and/or Services        994,275          2,897,971            879,835         2,620,674
3.01.01           Water Supply - Retail                           505,312          1,475,384            445,692         1,339,425
3.01.02           Water Supply - Wholesale                         58,072            168,597             51,879           147,428
3.01.03           Sewage Collection                               400,300          1,154,566            346,333         1,031,394
3.01.04           Other Services Rendered                          30,591             99,424             35,931           102,427
3.02              Gross Revenue Deductions                       (30,928)           (85,557)           (27,413)          (80,086)
3.03              Net Revenue From Sales and/or Services          963,347          2,812,414            852,422         2,540,588
3.04              Cost of Assets and/or Services Rendered       (462,974)        (1,335,847)          (387,267)       (1,153,519)
3.05              Gross Income                                    500,373          1,476,567            465,155         1,387,069
3.06              Operating Expenses/Revenues                 (1,478,921)        (2,781,798)          (816,868)       (1,784,658)
3.06.01           Selling Expenses                               (95,714)          (295,754)           (88,373)         (284,462)
3.06.02           General and Administrative Expenses            (54,437)          (156,128)           (85,109)         (175,679)
3.06.03           Financial Expenses                          (1,328,770)        (2,329,916)          (643,386)       (1,324,517)
3.06.03.01        Financial Revenues                               43,397            109,969             35,027            62,452
3.06.03.01.01     Financial Revenues                               45,041            114,085             36,354            64,827
3.06.03.01.02     Cofins/Pasep                                    (1,644)            (4,116)            (1,327)           (2,375)
3.06.03.02        Financial Expenses                          (1,372,167)        (2,439,885)          (678,413)       (1,386,969)
3.06.03.02.01     Financial Expenses                          (1,372,167)        (2,439,885)          (678,413)       (1,386,969)
3.06.04           Other Operating Revenues                              0                  0                  0                 0
3.06.05           Other Operating Expenses                              0                  0                  0                 0
3.06.06           Equity Result                                         0                  0                  0                 0
3.07              Operating Income                              (978,548)        (1,305,231)          (351,713)         (397,589)
3.08              Non-Operating Income                              2,144            (5,823)            (2,771)          (31,585)
3.08.01           Revenues                                          4,791              9,558              1,927             8,100
3.08.01.01        Revenues                                          4,962              9,933              1,965             8,259
3.08.01.02        Cofins/Pasep                                      (171)              (375)               (38)             (159)
3.08.02           Expenses                                        (2,647)           (15,381)            (4,698)          (39,685)
3.08.02.01        Losses In Fixed Assets Written - Off            (2,157)           (11,961)            (4,173)          (36,357)


01.01 - IDENTIFICATION
-------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY'S NAME                        3 -CNPJ
------------       ------------------                        -------
01444-3            CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80


03.01 - INCOME STATEMENT (Thousand Reais)
-------------------------------------------------------------------------------

                                                               07/01/2002 to     01/01/2002 to     07/01/2001 to      01/01/2001 to
Account Code   Account Description                              09/30/2002         09/30/2002         09/30/2001        09/30/2001
------------   -------------------                              ----------         ----------         ----------        ----------
3.08.02.02     Others                                               (490)           (3,420)              (525)           (3,328)
3.09           Income Before Tax/ Participations                (976,404)       (1,311,054)          (354,484)         (429,174)
3.10           Income Tax and Social Contribution Provision       (2,842)           (2,842)             31,412                 0
3.10.01        Income Tax Provision                               (2,842)           (2,842)             29,609                 0
3.10.02        Social Contribution Provision                            0                 0              1,803                 0
3.11           Deferred Income Tax                                324,126           457,713             81,766           126,896
3.11.01        Deferred Income Tax                                226,445           301,011             39,841            54,252
3.11.02        Deferred Social Contribution                        85,858           121,232             30,101            37,186
3.11.03        Deferred Income Tax Reversal                        11,823            35,470             11,824            35,458
3.12           Statutory Participations/Contributions             (8,476)          (25,427)                  0                 0
3.12.01        Participations                                           0                 0                  0                 0
3.12.02        Contributions                                      (8,476)          (25,427)                  0                 0
3.12.02.01     Extraordinary Item                                 (8,476)          (25,427)                  0                 0
3.13           Reversal of Interests on Own Capital                     0                 0                  0                 0
3.15           Profit/Loss for The Fiscal Year                  (663,596)         (881,610)          (241,306)         (302,278)
               NUMBER OF SHARES, EX-TREASURY SHARES (Thou)     28,479,577        28,479,577         28,479,577        28,479,577
               PER SHARE PROFIT
               PER SHARE LOSS                                   (0.02330)         (0.03096)          (0.00847)         (0.01061)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES         Base-Date - 09/30/2002

------------------------------------------------------------------------------
       01444-3 CIA SANEAMENTO BASICO ESTADO SAO PAULO 43.776.517/0001-80
------------------------------------------------------------------------------

04.01 - EXPLANATORY NOTES
------------------------------------------------------------------------------

1. OPERATING CONTEXT

Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP has for its corporate object the operation of public water and sewer systems in the State of Sao Paulo, through concession of these services, to a comprehensive network of home, commercial, industrial and government customers. The Company also supplies bulk water to municipalities in the Metropolitan Region of Sao Paulo that are not provided with their own water production systems.

The company provides water and sewer services in 322 municipalities of the State of Sao Paulo, upon concession therefrom. Substantially all the concessions are for a term of 30 years, one of them to expire in 2004 and the remainder, between 2005 and 2029. The concessions may be automatically renewed for equal periods as those of the initial contracts, unless the relevant municipalities or SABESP shall otherwise decide at least six months before the concessions expiration dates.

The company is not provided with a formal concession for supply of water and sewer services in the city of Sao Paulo, which answers for most of the services revenue, as well as in other 43 municipalities in the State of Sao Paulo, operating in these cases under a public deed of authorization. Except for the city of Santos, none of these municipalities has a significant population. The company understands that it has the right to provide such services based, among other aspects, on its possession of the water and sewer services serving the city of Sao Paulo and the other municipalities and on certain succession rights resulting from the merger that generated SABESP.


2. PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements herein presented have been prepared in conformance with the accounting principles set forth in the Brazilian Corporation Law, as well as in instructions enacted by the Brazilian Securities and Exchange Commission - CVM.

These statements are identified by the expression "according to the Corporation Law". Complementary information "in constant currency" is also shown, having been prepared in accordance with the criteria described in note 4.


3. MAIN ACCOUNTING PRACTICES

(a) Income determination

(i) Revenue from sales and services

Water supply and sanitary sewer collection services not invoiced until the closing date of the period are measured and recorded, as a contra account of accounts receivable from customers, in such a manner as to allow the contraposition of costs and revenues in the respective period.

(ii) Financial expenses and revenues

Financial expenses and revenues are substantially represented by interests, monetary and exchange variations arising out of loans and financings, as well as financial investments, calculated and recorded on an accrual basis.

(iii) Income tax and social contribution

The provisions for income tax and deferred income tax on tax losses, negative calculation basis of social contribution and temporary differences is accrued at the base rate of 15% plus additional 10%. The provisions for social contribution on profit and deferred social contribution on profit are levied at the rate of 9%.

(iv)     Other Revenues and Expenses

Other revenues and expenses are recorded on an accrual basis.

(b)      Financial investments

Financial investments are substantially represented by Certificates of Bank Deposit - CDBs, being recorded at the investment values, added by income earned ("pro rata temporis") until the closing date of the period.

(c)      Allowance for doubtful debtors

This allowance is accrued in an amount deemed sufficient to cover probable losses arising from non-realization of accounts receivable, being recorded as a contra account of the income for the period under the item "selling expenses".

(d)      Inventories

Inventories of materials intended for consumption and maintenance of water and sewer systems are evaluated at their average purchase cost and are shown under current assets.

Inventories intended for investment are shown in fixed assets at their historical cost.

(e)      Other current and long term assets

The other current and long term assets are shown at cost or at their realization value, including, as applicable, income earned therefrom.

(f)      Permanent assets

Permanent assets are shown at cost, restated as of December 31, 1995, in conjunction with the following aspects :

Fixed assets depreciation, based on the straight-line depreciation method, at the rates mentioned in Note 7.

Fixed assets revaluation conducted in 1990 and 1991, based on an independent auditors' report, carried out through depreciation, disposal and retirement of the respective assets, as a contra account of the "Retained Profit" account.

Deferred assets amortization based on the straight-line depreciation method, in five years, starting from the beginning of the benefits.

Financial charges relating to borrowing from third parties, intended for works in progress, are allocated at the cost thereof.

(g)      Loans and financings

Loans and financings are restated with basis on monetary and exchange variations, added by the respective charges incurred until the closing date of the period.

(h)      Provision for contingency

This provision is accrued for coverage of eventual losses, estimated by legal consultants to be probable and having an anticipated value, being related to labor, tax, civil and commercial proceedings, in both administrative and judicial courts.

(i)      Other current liabilities and long term liabilities

Other current liabilities and long term liabilities are shown at their known value or liabilities, and are added, as applicable, by the corresponding charges, monetary and exchange variations.

(j)      Actuarial Liabilities

As a result of Deliberation CVM 371 of December 13, 2000, the company has recorded its actuarial liabilities (note 13) during a period of 5 years, counted as from fiscal year 2002.


4. SUPPLEMENTARY INFORMATION IN A "CONSTANT CURRENCY"

(a)     Updating rate

The monetary updating of operations relating to permanent assets, shareholders' equity, income statement accounts and computation of gains and losses in monetary items was measured with basis on the variation of the Accounting Monetary Unit - UMC, considering for basis the variation in the General Prices Index - Market - IGP-M in the 3rd quarter, of 6.83% and the year-to-date index of 10.54%.

(b)     Equity accounts

Amounts related to monetary assets and liabilities shown in a "constant currency" are equal to those shown "pursuant to the corporation law", except for accounts receivable - customers and accounts payable - suppliers and contractors, deferred income tax and social contributions in long term liabilities, which are restated so as to reflect the purchasing power or realization in a currency as of September 30, 2002, taking for basis the rate disclosed by the National Association of Investment Banks and Securities Dealers - ANBID.

Permanent assets and shareholders' equity were adjusted with basis on the monthly variation of the UMC, adjusted by the IGP-M until September 30, 2002.

(c)     Income accounts

All accounts have been monetarily adjusted with basis on the UMC variation, as from their initial bookkeeping month, adjusted pursuant to inflation profits and losses ascertained in relation to initial and final balances of each month for the monetary assets and liabilities, and which generated nominal financial expenses and revenues that were deemed to reduce the respective income accounts to which they are attached.

(d)     Deferred taxes and contributions

Deferred income tax and social contribution were calculated with basis on rates of 15% plus additional rates of 10% and 9%, respectively, on the value added of properties and rights in the permanent assets generated by the result of their monetary updating, in conformity with CVM's instructions, evidenced in the Opinion n(0) 99/006 issued by the Brazilian Accountants Institute - IBRACON.

The amounts are shown in a constant currency as of September 30, 2002.


                                                                       In thousand R$
                                    --------------------------------------------------
                                                Supplementary Information
                                    --------------------------------------------------
BALANCE SHEET                                       Nominal         Constant Currency
-------------                                        Value
                                    ------------------------  ------------------------

TOTAL ASSETS                                     16,640,385                27,014,600
CURRENT ASSETS                                    1,637,299                 1,635,053
LONG TERM ASSETS                                  1,349,776                 1,349,776
PERMANENT ASSETS                                 13,653,310                24,029,771
Investments                                             740                     1,309
Fixed Assets                                     13,541,593                23,857,997
Deferred Assets                                     110,977                   170,465
                                                 ===========               ===========

TOTAL LIABILITIES                                16,640,385                27,014,600
CURRENT LIABILITIES                               2,185,046                 2,183,650
LONG TERM LIABILITIES                             7,446,541                10,542,587
SHAREHOLDERS' EQUITY                              7,008,798                14,288,363
Paid-up Capital Stock                             3,403,688                 6,510,034
Capital Reserves                                     42,920                    67,885
Revaluation Reserves                              2,881,319                 5,559,239


                                                                       In thousand R$
                                    --------------------------------------------------
                                                Supplementary Information
                                    --------------------------------------------------
BALANCE SHEET                                       Nominal         Constant Currency
-------------                                        Value
                                    ------------------------  ------------------------

Profit Reserves                                   1,598,217                 3,052,227
Accumulated Losses                                (917,346)                 (901,022)
                                                 ===========               ===========



                                                                                      In thousand R$
                                                               --------------------------------------
                                                                    Supplementary Information
                                                               --------------------------------------
INCOME STATEMENT                                                      Nominal      Constant Currency
----------------                                                        Value
                                                                  ------------     ------------------
Net Revenue from Sales and/or Services                              2,812,414              2,998,834
Cost of Assets and/or Services Rendered                            (1,335,847)            (1,707,992)
                                                                  ------------           ------------
Gross Income                                                        1,476,567              1,290,842
   Selling Expenses                                                  (295,754)              (302,992)
   General and Administrative Expenses                               (156,128)              (160,869)
                                                                  ------------           ------------
Income Before Net Financial Expenses                                1,024,685                826,981
   Net Financial Expenses                                          (2,329,916)            (1,843,096)
                                                                  ------------           ------------
Operating Income                                                   (1,305,231)            (1,016,115)
Non-Operating Income                                                   (5,823)               (16,623)
                                                                  ------------           ------------
Income before Taxes and Participations                             (1,311,054)            (1,032,738)
Income Tax and Social Contribution Provision                           (2,842)                (3,349)
Deferred Income Tax and Social Contribution                           457,713                404,189
Extraordinary Item Net of Income Tax/Soc.Contrib.                     (25,427)               (27,392)
                                                                  ------------           ------------
Loss for the Period                                                  (881.610)              (659.290)
                                                                  ============           ============
Loss per Share                                                       (0.03096)              (0.02315)
                                                                  ============           ============


    CONCILIATION OF THE INCOME FOR THE FISCAL YEAR AND SHAREHOLDERS' EQUITY


                                                                                      In thousand R$
                                                                                      --------------
                                                                      Supplementary Information
                                                              ------------------------------------------
                                                                 Profit/loss
                                                                for the fiscal     Shareholders'
Description                                                         period             equity
                                                              -------------------  ---------------------
                                                                     January to September, 2002
                                                              ------------------------------------------

Pursuant to Corporation Law                                            (881,610)              7,008,798

Indexation
     Of Permanent Assets                                               2,005,620             10,376,461
     Of Shareholders Equity                                          (1,714,824)
     Adjustment to Present Value - Net                                       588                  (850)


                                                                                      In thousand R$
                                                                                      --------------
                                                                      Supplementary Information
                                                              ------------------------------------------
                                                                 Profit/loss
                                                                for the fiscal           Shareholders'
Description                                                         period                   equity
                                                              -------------------    -------------------
Tax Reversal (Provision)
     Income tax                                                         (50,782)            (2,276,505)
     Social contribution                                                (18,282)              (819,541)
                                                                     ------------           ------------

Constant currency                                                      (659,290)             14,288,363


5. CUSTOMERS

Accounts receivable from customers (except settlements) do not include fines, interests or any other type of monetary adjustment for late payments and may be shown as follows :


(a)      Equity Balances

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                             Sep/02                        Jun/02
                                                                       ------------                  ------------
In current assets
Private
- Regular Receivables                                                       267,193                       334,800
- Special Receivables (ii)                                                   97,560                        79,214
- Settlements (iii)                                                          42,757                        45,780
                                                                       ------------                  ------------
                                                                            407,510                       459,794
                                                                       ------------                  ------------

Public Entities :
- Municipal - Capital                                                        96,376                        86,837
- Municipal - Others                                                        189,954                       157,940
- State - receivable                                                         30,906                        34,707
- overdue                                                                    29,775                        60,545
                                                                       ------------                  ------------
State Total                                                                  60,681                        95,252
- GESP Agreement                                                             37,706                        37,706
- Federal                                                                    10,714                        12,133
                                                                       ------------                  ------------
                                                                            395,431                       389,868
                                                                       ------------                  ------------

Wholesale supply - City Halls
- Guarulhos                                                                 179,666                       171,705
- Maua                                                                       41,302                        39,925
- Mogi das Cruzes                                                             3,093                         3,955
- Santo Andre                                                               145,747                       138,787
- Sao Bernardo do Campo                                                     137,105                       130,691
- Sao Caetano do Sul                                                          2,087                         2,941
- Diadema                                                                    35,312                        34,166
                                                                       ------------                  ------------
                                                                            544,312                       522,170
                                                                       ------------                  ------------
Supplies to be Invoiced                                                     188,982                       174,824
                                                                       ------------                  ------------
Sub total                                                                 1,536,235                     1,546,656
Allowance for Doubtful Debtors

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                             Sep/02                        Jun/02
                                                                       ------------                  ------------
Private and Public                                                        (265,966)                     (259,852)
Wholesale Supply                                                          (396,131)                     (382,808)
                                                                       ------------                  ------------
                                                                          (662,097)                     (642,660)
                                                                       ------------                  ------------

Total                                                                       874,138                       903,996
                                                                       =============                 =============



Accounts receivable from private customers refer to (i) regular receivables - homes and small and medium companies, (ii) special receivables - bulk consumers, commerce, industry, condominiums and consumers with special invoicing features (industrial effluents, wells, etc.), (iii) settlements - debt payment in installments.


(b) Statement per maturity date

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                           Sep/02                 June 2002
                                                            ----------------------    ----------------------
Amounts Payable                                                           465,762                   412,113
Overdue up to 30 days                                                     108,912                   122,724
Overdue from 31 to 60 days                                                 45,724                    61,240
Overdue from 61 to 90 days                                                 25,149                    44,959
Overdue from 91 to 120 days                                                22,009                    54,059
Overdue from 121 to 180 days                                               46,689                    66,440
Overdue from 181 to 360 days                                              177,858                   140,750
Overdue for more than 360 days                                            644,132                   644,371
                                                                        ---------                 ---------
Sub total                                                               1,536,235                 1,546,656
Allowance for doubtful debtors                                           (662,097)                  (642,660)
                                                                        ---------                 ----------
Total                                                                     874,138                   903,996
                                                                        =========                 ==========


(c)   Allowance for Doubtful Debtors

The amount of the allowance supplement in the fiscal year may be shown as follows:

                                                                                              In thousand R$
                                                                                              --------------
                                                                          3Q02                      2Q02
                                                            ----------------------    ----------------------
                                                                    Supplement                Supplement
                                                            ----------------------    ----------------------
Previous Balance                                                          642,660                   621,689

   From private customers / public entities                                 6,115                     4,281
   Wholesale Supply - City Halls                                           13,322                    16,690
                                                                       -----------               -----------
Quarterly total                                                            19,437                    20,971
                                                                       -----------               -----------
Current Balance                                                           662,097                   642,660
                                                                       ===========               ===========

(i) The Company recorded probable losses in accounts receivable ascertained in the 3rd quarter of 2002, in the amount of R$ 39,137 thousand (net of recovered credits, being R$ 19,699 thousand up to R$ 5 thousand, and R$ 19,437 thousand over R$ 5 thousand), directly to the income for the fiscal year, abiding by the provisions of Law no. 9.430/96, recorded under Selling Expenses. In 2001, such losses were R$39,169 thousand in the 3rd quarter.

(d)      Wholesale Supply - City Halls

The amounts of accounts receivable for wholesale water supply refer to sales of "treated water" to some city halls, which are in charge of distributing, invoicing and collecting them .

(i)

                                                                                                 In thousand R$
                                                                                                 --------------
Municipality                               Balance            Invoiced            Received             Balance
                                            Jun/02                3Q02                3Q02              Sep/02
                                       ------------         -----------          ----------      --------------
Guarulhos                                  171,705              17,527               9,566             179,666
Maua                                        39,925               5,431               4,054              41,302
Mogi das Cruzes                              3,955               2,798               3,660               3,093
Santo Andre                                138,787               9,316               2,356             145,747
Sao Bernardo do Campo                      130,691              15,094               8,680             137,105
Sao Caetano do Sul                           2,941               3,033               3,887               2,087
Diadema                                     34,166               4,870               3,724              35,312
                                       ------------         -----------          ----------      --------------

Total                                      522,170              58,069              35,927             544,312
                                       ============         ===========          ==========      ==============


(ii)     State Government

                                                             In thousand R$
                                                             --------------
         Balance           Invoiced            Received             Balance
          Jun/02               3Q02                3Q02              Sep/02
-----------------    ---------------   -----------------  ------------------

          95,252             62.740              97.311              60.681

6. ACCOUNTS RECEIVABLE FROM SHAREHOLDERS

These refer to complementation of retirement and leave funds paid by the company to former employees of state-owned companies that were merged for the organization of SABESP. These funds shall be recovered by SABESP from the State Government, which is liable for such obligations, in conformity with State Law n(0) 200/74. Such credits, which on September 30th represented R$ 58,945 thousand, shall be included in the State of Sao Paulo Government's Budget Proposal, as approved by the State House of Representatives.

On December 11, 2001, an "Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants" was executed, as described in note 15, in which the State acknowledges to owe the amount of R$320,623 thousand, corresponding to the history balance of these liabilities on November 30, 2001. In relation to such agreement, the first installment thereof being due within 210 days after its execution, the amount of R$33,750 thousand is recorded in the current assets, in the item "Accounts Receivable from Shareholder" and the balance is recorded in the long term assets, in the item "GESP Agreement".

The calculation and payment of the 1st installment, in accordance with clause 11, is pending conclusion of the legal works being developed by the State Department of Finance and the Office of the State Attorney General, as required for verification of the amount relating to the payment of the pension supplementation.

7. FIXED ASSETS

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                              Sep/02                          Jun/02
                                                              -------------------------------------------  --------------
                                                                Cost          Accrued          Net              Net
                                                                           Depreciation
In Operation
   Water System
                 Lands                                            916,689        -               916,689         916,364
                 Structures                                     2,482,772       (962,169)      1,520,603       1,542,977
                 Connections                                      713,266       (228,167)        485,099         486,435
                 Water Meters                                     239,664        (98,751)        140,913         137,363
                 Networks                                       2,864,824       (690,816)      2,174,008       2,180,419
                 Equipment                                        153,159        (93,269)         59,890          52,607
                 Others                                           327,537       (122,753)        204,784         217,604
    Sub-total                                                   7,697,911     (2,195,925)      5,501,986       5,533,769

    Sewer System
                 Lands                                            339,953        -               339,953         339,844
                 Structures                                     1,187,300       (322,750)        864,550         875,165
                 Connections                                      733,187       (223,136)        510,051         510,269
                 Networks                                       3,770,602       (744,621)      3,025,981       3,023,583
                 Equipment                                        361,066       (184,977)        176,089         186,982
                 Others                                            21,130         (8,057)         13,073          13,325
    Sub-total                                                   6,413,238     (1,483,541)      4,929,697       4,949,168

    General Use
                 Lands                                            102,527        -               102,527         102,527
                 Structures                                       111,591        (49,001)         62,590          63,557
                 Transport Equipment                              131,025        (99,531)         31,494          33,257
                 Furniture, Fixtures & Equipment                  217,703       (112,685)        105,018         103,964
                 Lands under loan-for-use                          25,312        -                25,312          25,312
                 Properties granted in loan-for-use                 8,023         (2,471)          5,552           5,552
    Sub-total                                                     596,181       (263,688)        332,493         334,169

Sub-total in Operation                                         14,707,330     (3,943,154)     10,764,176      10,817,106

In Progress
                       Water System                               834,659        -               834,659         806,250
                         Sewer System                           1,642,045        -             1,642,045       1,571,641
                 Others                                            24,064        -                24,064          22,928

Sub-total in Progress                                           2,500,768        -             2,500,768       2,400,819

Intangible Assets                                                 306,134        (29,485)        276,649         277,872

Total                                                          17,514,232     (3,972,639)     13,541,593      13,495,797


Depreciation:

Depreciation is calculated at the following annual rates: buildings - 4%; interceptors and networks - 2%; machinery and equipment - 10%; water meters - 10%; vehicles - 20%; computer hardware - 20%; building connections - 5% and office furniture - 10%.
Amortization of intangible assets is performed pursuant to the terms of the concession contracts for the relevant municipalities.

(i) Works in progress

Estimated expenses as from October, 2002, until 2007, referring to works already agreed to, are of about R$ 1,006 million.

(ii) Retirement of permanent assets

The company retired assets in this quarter in the amount of R$ 2,157 thousand (R$ 4,173 thousand - 3rd quarter of 2001), relating to the group of operating properties, due to obsolescence, withdrawal from operation and thefts.

(iii) Expropriations

As a result of the performance of priority works relating to the water and sewer systems, certain expropriations and easements were required in third parties' properties, which were conducted pursuant to the pertinent legislation. The owners of such properties will be indemnified in accordance with out-of-court settlements or through judicial proceeding.
SABESP's Legal Department estimates that the amount to be disbursed as from the fourth quarter of 2002, without a scheduled date for the actual disbursement, is approximately R$189,000 thousand, which shall be made out of own resources. The properties that are object of such processes shall be recorded in the fixed assets after the operation is closed.

(iv) Tax effects on assets revaluation

As permitted by CVM Instruction 197/93, the Company failed to book a provision against (deferred) tax effects on gains from revaluation of fixed assets occurred in 1990 and 1991. If such effects had been recorded, the amount not realized until September 30, 2002 would be R$ 580,517 thousand. In the period from January to September, 2002, the realized amount was R$ 72,486 thousand.

8. LOANS AND FINANCING


                           OUTSTANDING LOAN BALANCES

                                                                                                          In thousand R$
                           Sep/02                         Jun/02                                          --------------
                  SHORT      LONG                 SHORT      LONG                 FINAL      ANNUAL      MONET.
                  TERM       TERM      TOTAL      TERM       TERM      TOTAL     MATUR.    INT. RATE    ADJUST.    GUARANTEES
                  ----       ----      -----      ----       ----      -----     ------    ---------    -------    ----------
DOMESTIC
Fed. Governm.     133,389  2,355,186 2,488,575    129,671  2,372,734 2,502,405    2014       8.50%        UPR      State SP
Banco do Brasil                                                                                                       Gov.

Debentures 3rd          -    413,094   413,094          -    413,094   413,094    2004     CDI + 1.5%                  -
 Issuance
Debentures 4th          -    300,000   300,000          -    300,000   300,000    2006     CDI + 1.2%                  -
 Issuance
Debentures 5th          -    408,529   408,529          -    402,501   402,501    2007     CDI +          IGPM         -
 Issuance                                                                                  1.85% &
                                                                                             13.25%
CEF                27,363    490,810   518,173     26,608    491,192   517,800  2007 to    5% to 9.5%     UPR      Own
                                                                                  2017                             Resources
Fehidro                78          -        78        138          -       138   2002/03   6% + TJLP   TJLP red.   Own
                                                                                            limit 6%     by 6%     Resources
Others                368     28,575    28,943        356     27,524    27,880   2009/11   12% and        UPR      Own
                                                                                              CDI                  Resources
Interests and      44,318          -    44,318     40,762          -    40,762
Charges
                ---------  --------- ---------    -------  --------- ---------
DOMESTIC          205,516  3,996,194 4,201,710    197,535  4,007,045 4,204,580
 TOTAL
                ---------  --------- ---------    -------  --------- ---------

FOREIGN
IRDB                                                                                           Cur.basket
US$ 56,742        111,602    109,401   221,003     82,771    116,304   199,075   2004/07     5.03%     Var.        Fed. Gov.
thousand                                                                                                 + US$

Soc.Generale
EUR 3,799           2,622     12,017    14,639      1,921      8,808    10,729    2006       5.08%       EUR       Fed. Gov.
thousand

IDB                                                                                                   Cur.basket
US$ 423,385       136,571  1,512,472 1,649,043    100,470  1,122,687 1,223,157   2007/25   3% to 7.7% Var.         Fed. Gov.
thousand                                                                                                 + US$


Euro Bonus
US$ 475,000       778,980  1,071,098 1,850,078          -  1,351,090 1,351,090   2003/05    10% & 12%    US$          -
thousand

Deutsche Bank
Luxembourg
US$ 70,000         77,898    194,745   272,643     56,888    142,220   199,108    2005      11.125%       US$         -
thousand

Interests and
Charges            80,817          -    80,817     82,694          -    82,694


                ---------  --------- ---------    -------  --------- ---------
FOREIGN
TOTAL           1,188,490  2,899,733 4,088,223    324,744  2,741,109 3,065,853
                ---------  --------- ---------    -------  --------- ---------

TOTAL           1,394,006  6,895,927 8,289,933    522,279  6,748,154 7,270,433
                =========  ========= =========    =======  ========= =========


UPR: Standard Reference Unit TJLP :  Long Term Interest Rate
CURRENCY BASKET VARIATION: IDB and IRDB Acct Unit Value EUR:  Euro
CDI: Certificate of Interbank Deposit        IGP-M: General Market Prices Index


(i) 5th Issue of debentures
The 5th issue of simple, book-entry, registered, debentures, non-convertible into stock, without preferred rights and unsecured, in the face value of R$ 10 thousand, was carried out on April 01, 2002.

A total of 40,000 debentures were issued, being distributed in 2 series, as follows:

                                      1st series                          2nd series
                                      ----------                          ----------
Placement date                        05/16/2002                          05/16/2002

Quantity                              31,372                              8,628

Face Value upon Issuance              R$313,720 thousand                  R$86,280 thousand

Yield                                 CDI + 1.85% p.a.                    IGP-M + 13.25% p.a.

Yield Payment Form                    Quarterly, except for the last      Annual, except for the last
                                      installment due on 03/01/2007       installment due on 03/01/2007

Amortization                          3 installments on 04/01/2005,       3 installments on 04/01/2005,
                                      04/01/2006 and 03/01/2007           04/01/2006 and 03/01/2007

The funded amount shall be allocated to the settlement of the company's debts during fiscal year 2002.

9. REFIS

Composition of the calculation basis upon adhesion to the Refis on February 29, 2000.

                                                                                                 In thousand R$
                                                                                                 --------------
        Tax               Principal           Fine       Interests      Balance on   Amount to be       Amount
                           Amount                                         02/29/00      carried        Payable
                                                                                        forward
COFINS                          416             83             580           1,079            (47)          1,032
PASEP                         1,076            215           1,609           2,900           (128)          2,772
SOC. CONTR.                  46,658          9,332          74,468         130,458            (79)        130,379
INCOME TAX                   45,104          9,021          51,050         105,175           (579)        104,596
                             ------          -----          ------         -------           -----        -------
TOTAL                        93,254         18,651         127,707         239,612           (833)        238,779
                             ======         ======         =======         =======           ====         =======


The amount of R$238,779 thousand, as shown above, was ascertained at the time of the adhesion to the Refis. After that date, charges were incurred in the amount of R$51,584 thousand and amortizations were effected in the amount of R$141,402 thousand.
Note: Fines and interests as above mentioned were already included in payment settlements executed in previous periods.

The Company adhered to the Refis with the sole purpose of having the payments of debts previously agreed with the Federal Revenue Service once again divided into installments.

The Company selected the system of alternative payment into equal installments for a period of 60 months, added by TJLP - long term interest rate, which installments are not subject to the payment limit based on an invoicing percentile. The Management's option for adhesion took into consideration, specially, the reduction in the interest rate applicable to the referred debts, changing from the Selic rate, that governed the adjustments of agreements in effect until February 29, 2000, to the TJLP rate. The financial gain, at present value, if calculated with basis on the above described terms, was not acknowledged in accounting terms in satisfaction of the Brazilian accounting standards.

On March 31, 2000, the accumulated balance of the Social Contribution Negative Basis was R$28,506 thousand, which was not used for payment of interests and fines. No accrued balance existed for Tax Losses as of this date.

Adjustments were not effected as a result of the adhesion to the Refis. The amount of the installments paid before the adhesion to the Refis was approximately R$ 7 million/month, falling to R$ 4 million/month.

Lands in the amount of R$249,034 thousand were recorded in the operation, as guarantee of payment of the referred debts.

The option for the Refis requires mandatory regular payment of taxes and contributions, as provided for in the pertinent legislation.

Up to now the company has not been granted homologation by the Federal Revenue Service. Control has been made through statements of account, where the balance shown by the Federal Revenue Service is lower by approximately R$30 million.

 10. INCOME TAX AND SOCIAL CONTRIBUTION

 (a) Equity and income balances

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                           Sep/02                   Jun/02
                                                             -----------------------  -----------------------
   In current assets
       Income tax to be carried forward                                    67,368                   46,061
       Social contribution to be carried forward                            7,234                    7,207
                                                                          -------                  -------
                                                                           74,602                   53,268
                                                                          =======                  =======

    In long term assets ((b)(i))
  Deferred income tax                                                     372,729                  145,702
  Deferred social contribution                                            162,399                   76,330
                                                                          -------                  -------
                                                                          535,128                  222,032
                                                                          =======                  ========
  In long term liabilities ((b)(ii))
       Income tax                                                         212,983                  227,434
       Social contribution                                                 16,832                   17,778
                                                                          -------                  -------
                                                                          229,815                  245,212
                                                                          =======                  =======

                                                                             3Q02                     3Q01
                                                                          -------                  -------
  In the income
       For the current fiscal year
       Income tax                                                         (2,842)                   29,609
       Deferred Income Tax                                                229,655                   39,841
            Deferred income tax - Extraordinary Item
             (explanatory note no. 19)                                    (3,210)                        -
       Reversal
            Deferred Income Tax                                            11,823                   11,824
                                                                          -------                  -------
                                                                          235,426                   81,274
                                                                          =======                  =======
       For the current fiscal year
       Social contribution                                                      -                    1,803
       Deferred Social Contribution                                        87,014                   30,101
            Deferred social contribution - Extra. item
                        (explanatory note no. 19)                         (1,156)                        -
                                                                          -------                  -------
                                                                           85,858                   31,904
                                                                          =======                  =======

(b) Deferred amounts

(i) In long term assets

These were substantially calculated with basis on temporary differences in the amount of R$ 349,727 thousand.

The company has requested to fully deduct negative calculation basis of the social contribution and tax losses, without the 30% limit provided for in Law 8.981/95; however, the portion deducted in the period included the percentile provided for in the referred Law. The social contribution negative calculation basis accrued as of September 30, 2002 is R$ 1,441,933 thousand, and tax losses in the amount of R$ 1,141,189 thousand, on which the corresponding tax credit was accrued in the amount of R$ 129,774 thousand and R$ 285,297 thousand, respectively.
In compliance with CVM Deliberation n(0) 273/98 and CVM Instruction n(0) 371/02, the realization of credits relating to tax losses and negative calculation basis of the social contribution based on a budget projection shall occur by the end of fiscal year 2005.

(ii) In long term liabilities

This was recorded at the rate of 25% on the balance of the Inflation Profit and complementary monetary adjustment (difference between the IPC - Consumers Prices Index and BTNF - National Treasury Tax Bonds, to be realized in the quarter in the amount of R$ 11,823 thousand (2001 - R$ 11,824 thousand).

(c) Conciliation of the actual rate

The amount recorded as income tax and social contribution expense in the financial statements is conciliated at the nominal rate as follows :


                                                                                                  In thousand R$
                                                                                                  --------------
                                                                                     3Q02                   3Q01
                                                                                 ---------             ----------
  Loss before tax                                                                (976,404)             (354,484)
                                                                                 ---------             ---------
  Gross extraordinary item (note 19)                                              (12,842)                    0
  Calculation basis                                                              (989,246)             (354,484)
  Benefit at nominal rate of 34%                                                  336,344               120,525
                                                                                 ---------             ---------
Conciliation adjustments:
   - Non-deductible realization of the revaluation reserve                         (7,921)               (8,256)
- Other differences                                                                (7,139)                  909
                                                                                 ---------             ---------
Income tax and social contribution revenue
 in the income statement                                                          321,284               113,178
                                                                                 =========             =========

11. PROVISIONS AND CONTINGENCIES

(a) In current liabilities

                                                                                         In thousand R$
                                                                                         --------------
                                                                            Sep/02                       Jun/02
                                                                          ---------                    --------
Provisions
     Vacations                                                              77,474                      75,266
     13th Wage                                                              39,759                      24,482
     Payroll Charges                                                         2,485                       2,440
     Profit Sharing                                                          9,650                      18,528
                                                                          ---------                    --------
                                                                           129,368                     120,716

Provisions for Contingencies
     Cofins and Pasep Law 9.718 (i)                                        153,808                     137,741
     Finsocial (ii)                                                          7,872                      52,928
     Customers                                                               1,455                       3,452
                                                                          ---------                    --------
                                                                           163,135                     194,121

(i) Cofins and Pasep Law 9.718
In an Ordinary Action, with request for advanced protection, the company is challenging in court the system provided for by Law no. 9718/98, which broadened the calculation basis of the contribution to the Social Security Financing - COFINS and to the Public Servant Equity Formation Program - PASEP and increased the COFINS rate. The request for advanced protection was granted on June 11, 1999, without requirement of deposit in court.
The calculation difference ascertained, pursuant to the current law criteria and the amounts actually paid, calculated in accordance with the previous law, from 1999 to 2002, totals R$ 153,808 thousand and was recorded in the current liabilities.

(ii) Finsocial
In July, 1991, an Ordinary Annulment and Declaratory Action was filed through proceeding no. 91.0663460-5, requesting the Finsocial debts to be declared null and void and the Sabesp's obligation to contribute to the Finsocial to be terminated.
Court deposits were effected at the rate of 2%, referring to the periods from April 1991 to April 1992, and on August 30, 1994 the withdrawal of 75% of such deposits was authorized. The remainder 25%, corresponding to the rate of 0.5%, was kept as a court deposit and a provision also booked therefor. Upon the Federal Supreme Court - STF having acknowledged the constitutional basis of the Finsocial assessed on gross revenues of solely service companies, the company paid, on July 26, 2002, the amount of R$ 57 million, corresponding to 1.5% of the total outstanding debt and requested the conversion into income on the Federal Revenue Service's behalf, of the total amount deposited in court, corresponding to 0.5%, thus concluding the litigation referring to proceeding n(0) 91.0663460.5.


(b) In long term liabilities

The company, based on a joint analysis with its legal advisors, has booked a provision for contingencies deemed to be enough to cover probable losses arising out of court judgments against it, in the amount of R$ 127,642 thousand (Jun/2002 - R$ 122,339 thousand).

Additionally, the company has been pursuing several lawsuits, for which its legal counsels evaluated that possible losses would be in no material amounts. However, due to the progress of some of these proceedings, at a stage of final judgment recently, which will result in disbursements of about R$ 7,000 thousand, the counsels reevaluated their positions, and now consider the possibility of defeat for the company as being likely to occur, specifically for some lawsuits in a final execution stage, in spite of the fact that favorable judgments have already been obtained by Sabesp for one third of the lawsuits in the same nature.

The company has booked a provision in the amount of R$30,000 thousand in order to cover payments relating to lawsuits for which a defeat is probable, in the quarter ended as of September 30, 2002, considering only final judgments against the company. However, the company will follow-up the evolution of the existing lawsuits and conduct detailed studies as for the amounts involved. Thus, in case other lawsuits may be identified to fall under the same situation, that is, with a remote possibility of success or requiring a review of the booked provisions, the respective adjustments shall be effected.

(c) Lawsuits

The company is a party to lawsuits and administrative proceedings referring to environment, tax, civil and labor proceedings, which are deemed by our legal advisors to be likely to be successful/defeated and which are not shown in company's accounting records. The amount ascribed to these proceedings represents R$ 98,844 thousand on September 30, 2002 (Jun/2002 - R$ 20,859 thousand).


12. PENSION AND ASSISTANCE PLANS

The company sponsors Fundacao Sabesp de Seguridade Social - SABESPREV, an entity organized in August, 1990 with the main purpose of administering SABESP's complementary pension plans and assistance program for its employees.

The Company's monthly contributions, related to the pension plan - defined benefit, correspond to 2.10% from the company and 2.10% from the participants.

The participants' contributions are mentioned above in their average value, since the amount discounted as contribution varies in function of the salary range, from 1% to 8.5%. The Company's contribution includes the liability undertaken with reference to periods preceding the organization of the SABESPREV.

The assistance program, which comprises elective, free-selection plans, is also maintained by contributions from both sponsor and participants, which in the fiscal year were as follows:

     . Company's contributions: 6.21% in average, on the payroll;

     . Participants' contributions: 3.21%, on base salary and bonus, corresponding to an average of 2.25% of the gross payroll amount

The company is changing the Defined Benefit Plan into a Defined Contribution Plan, with the purpose of reducing future risks for the Institution, offering a more modern and flexible plan to its employees.

13. BENEFITS TO EMPLOYEES

In order to meet the provisions of Resolution CVM no. 371, of December 13, 2000, we inform below the amounts calculated for pension and retirement benefits granted and to be granted to which the employees shall be entitled after years of service.

On December 31, 2001, based on an independent actuarial report, calculated in accordance with the Projected Credit Unit method, SABESP had a net actuarial commitment of R$ 266,074 thousand representing the difference between the present value of the Company's obligations in relation to employed, retired and pension participants and that of the guarantee assets, as shown below:

                                                             In thousand R$
                                                             --------------
Present value of overdrawn actuarial obligations                591,998
Fair asset value                                                (325,924)
Value of calculated past cost                                    266,074
                                                                 -------

The company's contribution includes the undertaken liability referring to periods before the organization of SABESPREV, which is payable until February 2011. Such liability, defined pursuant to an actuarial calculation, is R$ 9,237 thousand, and is recorded in long term liabilities.

For year 2002, we have estimated the following expenses to be incurred:

                                                             In thousand R$
                                                             --------------
Current service cost                                            10,711
Interests cost                                                  61,438
Expected plan asset income                                     (34,639)
Past service cost amortization                                  51,367
Employee's contribution                                        (11,336)
                                                               --------
Total                                                           77,541
                                                               --------

The company started recording the amount calculated in the actuarial report on a monthly basis. The amount of R$ 50,387 thousand was recorded in the Long Term Liabilities against the profit for the fiscal year in the following accounts:

                                                            In thousand R$
                                                            --------------
Cost of Products and/or Services Sold                            8,449
Selling Expenses                                                 1.256
General & Administrative Expenses                                2,156
Extraordinary Item  (note 19)                                   38,526
Total                                                           50,387

An amount of R$ 7,771 thousand was transferred in the period to SABESPREV.

The liabilities and expenses ascertained through the actuarial calculation were obtained by adopting the following criteria :

Economic Hypothesis
- Nominal discount rate - 10.5% p.a.;
- Estimated asset return nominal rate - 10.5% p.a.;
- Future salary growths - 4.75% p.a.;
- Social security benefits and limits growth - 2.5% p.a.;

Note - The economic hypothesis consider a long term inflation of 2.5% per year.

- Number of active participants on December 31, 2001 16,859
- Number of inactive participants on December 31, 2001  4,442


The evaluation of SABESPREV's funding plan is carried out by an independent actuarial expert, whose premises are different from those applied for purposes of calculating benefits to employees, as provided for in Resolution CVM no. 371, substantially as for the actuarial calculation method (CVM no. 371 - capitalization and SPC - Complementary Retirement Service - mixed) and discount rate (CVM no. 371 - 10.5% nominal and SPC - 6.0% actual).

Thus, the eventual deficit ascertained on December 31, 2001, in accordance with the projected credit unit method shown above, which may reflect a technical deficit in the method being adopted by Sabesprev's Plan, shall result in additional financial contributions.

14. TRANSACTIONS WITH RELATED PARTIES

                                                                                             In thousand R$
                                                                                             --------------
                                                                                  Sep/02               Jun/02
                                                                                --------             --------
In current assets

  Cash, banks and financial investments with State Government-owned
  institutions - Nossa Caixa S/A                                                 459,080              684,910
    State Customers (note 5)                                                      98,387              132,958
        Accounts receivable balance                                               60,681               95,252
        Settlement                                                                37,706               37,706
    Accounts receivable from shareholders (note 6)                                92,695               74,363
        Accounts receivable balance                                               58,945               40,613
        Settlement                                                                33,750               33,750

In long term assets
  GESP Agreement                                                                 607,374              607,374

In current liabilities
  Interests on Own Capital until 2001                                            233,325              425,149
  Provision of Interests on Own Capital in 2002                                   77,431               77,431

Gross revenue from sales and services rendered
  Sales of water                                                                  34,644               35,259
  Sewer services                                                                  28,096               28,495
  Receipts                                                                       (97,311)             (43,906)

                                                                                             In thousand R$
                                                                                             --------------
                                                                                  Sep/02               Jun/02
                                                                                --------             --------
Financial revenues
  Financial Investments - Nossa Caixa S/A                                         21,390               24,500

These refer to sales to State Government entities, carried out in in conditions deemed by the Management to be regular market conditions, except for the form of settlement of credits, which may be performed as follows :

(a) Instrument of Acknowledgment and Consolidation of Obligations, Payment Commitment and Other Covenants (GESP Agreement).

The above mentioned agreement was executed on December 11, 2001, between the company, the State of Sao Paulo Government, through the State Department of Finance, and the Department of Water and Electric Power - DAEE, having the State Department of Hydric Resources, Sanitation and Works as intervening party. Under such agreement, the State acknowledges that by force of Law no. 200/74, it is responsible for the charges arising out of the retirement and pension supplement benefits, and acknowledges the existence of debts arising out of invoices corresponding to the rendering of water supply and sewer collection services. The total contract value is R$ 678,830 thousand, at its historical value, out of which R$ 320,623 thousand refer to retirement and pension supplement benefits in the period from March, 1986 until November, 2001, and R$ 358,207 thousand arise out of rendering of water supply and sewer collection services, invoiced and due from 1985 until December 01, 2001.

The above mentioned total shall be paid in 114 monthly and successive installments, adjusted in accordance with the monthly variation of the General Market Prices Index IGP-M and interests of 6% per year, the first installment being due 210 days after the execution date of the mentioned agreement.

The calculation and payment of the 1st installment, in accordance with clause 11, is pending conclusion of the legal works being carried out by the State Department of Treasury and the Office of the State Attorney General, as required for verification of the amount relating to the payment of the pension supplementation.

The evaluation works relating to the DAEE-owned reservoirs have been concluded and were approved by the Board of Directors. In accordance with clauses 8 and 9 of the GESP agreement, the value is R$300,880 thousand (base June 2002), and is pending the calling of the AGE - Special Shareholders Meeting, pursuant to a relevant fact published on October 05, 2002 in the State Official Gazette.

Clause 15 provides for that: "The State and Sabesp shall attempt to settle the balance of credits receivable relating to services rendered by Sabesp by using, as applicable, dividends distributed by the company, under the terms of the Memorandum of Understanding dated September 30, 1997, in its Clause 2".

(b) Memorandum of Understanding with the State of Sao Paulo Government

The Company and the State of Sao Paulo Government, through the State Department of Finance, executed a Memorandum of Understanding on September 30, 1997, which aimed at settling the balance of credits receivable for sales and services rendered by the Company, with respect to the retirement and leave funds payable to employees benefiting from Law no. 200/74.

Clause 2 of the Memorandum of Understanding provides for that: "The State hereby declares that: I - Monthly payments relating to services rendered by SABESP shall be settled upon use of dividends distributed by the company; II - It will make its best efforts for the payments to be effected on the due dates, being further undertaken to take any and all actions of an administrative nature in order to avoid late payments by its agencies and entities.

15. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

Market values of the main financial instruments of the Company are close to book values, as follows:

                                                             In thousand R$
                                                             --------------
                                                  Sep/02          Jun/02
                                               ----------      ----------
Investments in securities                        442,005         675,148
Loans and financing                            8,289,933       7,270,433
                                               ==========      ==========

Market values were calculated pursuant to the present value of these financial instruments, considering the interest rate adopted by the market for the risk operations and similar terms.

(b) Credit risk concentration

A substantial portion of the Company's sales is quite well spread over a great number of customers. In the case of such customers, a minimum credit risk exists due to the large portfolio and the control procedures, which monitor such risk.
Doubtful credits are properly covered by a provision in order to face eventual losses upon realization thereof.

(c)      Foreign currency

Foreign currency transactions consist of financing intended to specific works of improvement and enhancement of water supply and sewer collection and treatment systems.

16. OPERATING COSTS AND EXPENSES

                                                                                                 In thousand R$
                                                                 Jul-Sep/02    Jan-Sep/02   Jul-Sep/01    Jan-Sep/01
                                                                ------------  ---------------------------------------
1. Cost of Products and Services Sold
Salaries and Payroll Charges                                     170,784       487,472      140,996       419,643
General Supplies                                                  16,926        47,869       13,356        41,750
Treatment Supplies                                                15,807        60,454       12,558        43,863
Services                                                          53,646       148,890       42,229       128,866
Electric Power                                                    70,357       191,365       48,508       143,097
General Expenses                                                   8,720        24,757        8,132        25,607
Depreciation and Amortization                                    126,734       375,040      121,488       350,693
                                                               ---------     ---------      -------     ---------
                                                                 462,974     1,335,847      387,267     1,153,519
                                                               ---------     ---------      -------     ---------
2.Selling Expenses
Salaries and Payroll Charges                                      26,591        75,069       20,221        57,547
General Supplies                                                   1,160         3,124          967         2,672
Services                                                          22,703        62,397       16,326        46,619
Electric Power                                                       149           341           71           294
General Expenses                                                   5,345        18,650       11,256        21,687
Depreciation and Amortization                                        629         1,751          363         1,007
Written-off Credits/PDD                                           39,137       134,422       39,169       154,636
                                                               ---------     ---------      -------     ---------
                                                                  95,714       295,754       88,373       284,462
3. General and Administrative Expenses
Salaries and Payroll Charges                                      24,947        70,446       20,202        59,159
General Supplies                                                     887         2,936        1,282         3,209
Services                                                          14,111        43,171       13,028        43,725
Electric Power                                                       145           405          128           381
General Expenses                                                   6,233        12,774       42,208        45,969
Depreciation and Amortization                                      2,999         8,363        2,758         8,238
Tax Expenses                                                       5,115        18,033        5,503        14,998
                                                               ---------     ---------      -------     ---------
                                                                  54,437       156,128       85,109       175,679
4. Costs, Selling, Gen.&, Administrative Expenses(1+2+3)
Salaries and Payroll Charges                                     222,322       632,987      181,419       536,349
General Supplies                                                  18,973        53,929       15,605        47,631
Treatment Supplies                                                15,807        60,454       12,558        43,863
Services                                                          90,460       254,458       71,583       219,210
Electric Power                                                    70,651       192,111       48,707       143,772
General Expenses                                                  20,298        56,181       61,596        93,263
Depreciation and Amortization                                    130,362       385,154      124,609       359,938
Fiscal Expenses                                                    5,115        18,033        5,503        14,998
Written-off Credits                                               39,137       134,422       39,169       154,636
                                                               ---------     ---------      -------     ---------
                                                                 613,125     1,787,729      560,749     1,613,660
5. Financial Expenses
Interests,  fines and default  interests  on Domestic  Loans     121,963       335,334       99,942       276,082
and Financings
Interests,  fines and default interests on Foreign Loans and      84,086       206,359       73,184       190,143
Financings
   Interests on Own Capital                                      108,222       108,222            -             -
Interests on Own Capital (reversal)                            (108,222)     (108,222)            -             -
Other Financial Expenses                                          40,220        75,037       18,665        47,058
Monetary Variations on Loans and Financings                       21,113        55,575       22,650        47,664
Exchange Variations on Loans and Financings                    1,062,077     1,677,804      463,853       824,970
Other Monetary/Exchange Variations                                 9,189        12,004          119         1,052
 Provisions                                                       33,519        77,772
                                                               ---------     ---------      -------     ---------
                                                               1,372,167     2,439,885      678,413     1,386,969

6. Financial revenues

                                                                 Jul-Sep/02    Jan-Sep/02   Jul-Sep/01    Jan-Sep/01
                                                                ------------  ---------------------------------------
Monetary Variations                                                3,981        29,680       10,742        11,463
Financial Investment Income                                       21,512        47,005       23,333        41,095
Interests                                                         19,541        37,386        2,279        12,269
Others                                                                 7            14            -             -
                                                               ---------     ---------      -------     ---------
                                                                  45,041       114,085       36,354        64,827

17. INDEMNITIES RECEIVABLE


The Municipalities of Diadema and Maua terminated the concessions of water supply and sewer collection services in the beginning of 1995.

In December, 1996 the Company filed an action for indemnity seeking repayment of the investments carried out during the effective term of the concession agreements.

Although not yet repaid for the respective amounts, the Company continues supplying treated water, in bulk, to the mentioned municipalities, which currently operate the water and sewer systems.

The residual book value of fixed assets related to the Municipality of Diadema, written-off in December, 1996, was R$ 75,231 thousand, and the balance of indemnity and other credits receivable from the municipality, in the amount of R$ 62,876 thousand, is recorded in the long term assets in the "Indemnities receivable" account .

The residual book value of fixed assets related to the Municipality of Maua, written-off during fiscal year 1999, was R$ 103,763 thousand, and the outstanding indemnity, in the amount of R$ 85,918 thousand, is recorded in the long term assets, in the "Indemnities receivable" account.

Both cases are currently under court discussion; however, it is the opinion of the legal consultant in charge for the conduction of the lawsuits that a favorable judgment may be expected by the Company.

18. CHANGES IN THE RETAINED PROFITS ACCOUNT


                                                                In thousand R$
                                                 ----------        ----------
                                                      3Q02              2Q02
                                                 ----------        ----------
Previous Balance                                 (277,046)            28,902
Revaluation Reserve Realization                     23,296            23,344
Profit for the current period                    (663,596)         (329,292)
                                                 ---------         ---------
Current balance                                  (917,346)         (277,046)
                                                 =========         =========

19. EXTRAORDINARY ITEM

Pursuant to CVM Deliberation no. 371, the Company chose to record, as from fiscal year 2002, for a period of 5 years, the actuarial liabilities not yet recorded, as calculated on December 31, 2001, in the amount of R$ 266,074 thousand.

Pursuant to the provisions of paragraph 85 of Deliberation CVM 371, in the first year of its application the effects thereof should be recorded as "extraordinary item", net of tax effects, being shown in the income statement for the fiscal year as follows:

                                                                                         In thousand R$
                                                                                         --------------
                                                 1Q02            2Q02            3Q02       Jan-Sep/02
                                                ------          ------          ------      ----------
Extraordinary Item                              12,842          12,842          12,842         38,526

Tax Effects                                     (4,366)         (4,367)         (4,366)       (13,099)
  Income tax                                    (3,210)         (3,211)         (3,210)        (9,631)
  Social contribution                           (1,156)         (1,156)         (1,156)        (3,468)

Extraordinary Item Net of Income
  Tax/Soc.Contrib.                               8,476           8,475           8,476         25,427


20. SUPPLEMENTARY INFORMATION - CASH FLOW

In order to provide the market with improved information and in compliance with the New Market regulations, the cash flow statements have been prepared in accordance with IBRACON's NPC-20.

                                                                                                 In thousand R$
                                                                                                 --------------
                                                                           Pursuant to Corporation Law
                                                              -------------------------------------------------------
                        Description                           Jul-Sep/02     Jan-Sep/02    Jul-Sep/01    Jan-Sep/01
------------------------------------------------------------  ------------  -------------  -----------   ------------
Operating activities cash flow
  Loss for the current period                                   (663,596)      (881,610)    (241,306)      (302,278)
Adjustments for net profit reconciliation
  Deferred income tax and social contribution                   (328,493)      (470,812)     (81,765)      (126,896)
  Fixed  assets  received  by  way  of  donations  (Private
  Sector)                                                         (1,437)        (3,459)        (293)        (1,996)
Losses In Fixed Assets Written - Off                               2,157         11,961        4,173         36,357
  (Gain) from sale of fixed assets                                     -              -        (836)          (836)
Depreciation and Amortization                                    120,713        366,833      120,196        347,103
Amortization                                                       9,649         18,321        4,413         12,835
  Interests calculated on loans and financing payable            214,483        556,259      184,124        484,400
  Monetary and exchange variations on loans and
  financings                                                   1,091,804      1,741,908      486,503        872,634
                                                               ---------      ---------      -------      ---------
                                                                 445,280      1,339,401      475,209      1,321,323
(Increase) decrease in assets
Customers                                                         29,858        (62,402)     (44,436)        30,659
  Accounts receivable from shareholders                          (18,332)       (72,955)     (19,685)       (52,840)
Inventories                                                         (895)         2,632        4,156          6,313
Taxes to be carried forward                                      (21,334)       (47,187)     (34,650)       (39,312)


                                                                           Pursuant to Corporation Law
                                                              -------------------------------------------------------
                        Description                           Jul-Sep/02     Jan-Sep/02    Jul-Sep/01    Jan-Sep/01
------------------------------------------------------------  ------------  -------------  -----------   ------------
Other Accounts Receivable                                         (5,436)        (2,267)      (7,284)       (26,544)
  Customers - long term                                           (4,135)        (1,716)        (332)        (2,110)
 State of Sao Paulo Government Agreement                               -         41,683            -              -
Court Deposits and Others                                         (9,243)       (25,492)        7,566       (20,606)
                                                                 (29,517)      (167,704)     (94,665)      (104,440)
Increase (decrease) in liabilities
  Suppliers and contractors                                      (14,901)       (54,810)        8,053       (16,770)
  Salaries and Payroll Charges                                   (16,919)         3,696         5,510       (13,768)
Provisions                                                        27,180         55,008        12,078        35,307
 Provisions for Contingencies                                    (30,986)        (3,105)       59,223        82,801
  Interest on own capital payable                                    (10)              -            -            50
  Taxes and contributions                                          2,659          2,102          825         (4,154)
 Other accounts payable                                            8,477          9,175       (8,374)       (21,923)
  Long term taxes and contributions                              (12,883)       (36,771)     (10,484)       (29,984)
  Provisions for long term contingencies                          35,303         81,017       (7,965)            17
  Other long term accounts payable                                16,661         51,386         (232)        (8,580)
                                                               ---------      ---------      -------      ---------
                                                                  14,581        107,698       58,634         22,996

Net cash from operating activities                               430,344      1,279,395      439,178      1,239,879
                                                               =========      =========      =======      =========

Investment activities cash flow
Acquisition of fixed assets                                     (156,737)      (390,423)    (160,477)      (426,491)
Sale of fixed assets                                                    -              -        1,401          1,401
  Increase in deferred assets                                       (849)        (5,965)      (2,677)        (7,842)
                                                              ------------  -------------  -----------   ------------

Net cash applied to investment activities                       (157,586)      (396,388)    (161,753)      (432,932)
                                                              ============  =============  ===========   ============

Financing activities cash flow
  Financings - short term
    Payments                                                    (213,720)      (533,362)    (197,726)      (495,220)
  Financing - long term
    Funding                                                         9,806        420,575        8,299        319,007
    Payments                                                     (95,037)      (387,696)     (79,743)      (233,059)
 Interest paid on own capital                                   (191,068)      (298,485)            -           (67)
                                                              -------------------------------------------------------

Net cash applied to financing activities                        (490,019)      (798,968)    (269,170)      (409,340)
                                                              ============  =============  ===========   ============

Net increase (decrease) in cash equivalents                     (217,261)         84,039        8,255        397,607
                                                              ============  =============  ===========   ============

Cash and cash equivalents at beginning of period                  761,520        460,220      622,060        232,708
Cash and cash equivalents at end of period                        544,259        544,259      630,315        630,315

Cash variation                                                  (217,261)         84,039        8,255        397,607
                                                              ============  =============  ===========   ============

Cash flow supplementary information
Interests and charges paid for loans and financings               213,720        533,362      197,726        495,220
Interests and financial charges capitalization                     12,164         22,297        4,737         16,311
Paid income tax and social contribution                                 -         16,595            -         33,239
Fixed assets  received by way of  donations  and/or paid in
stock                                                               2,341          5,400          695          3,459

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                    Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES             Base-Date - 09/30/2002


------------------------------------------------------------------------------
       01444-3 CIA SANEAMENTO BASICO ESTADO SAO PAULO 43.776.517/0001-80
------------------------------------------------------------------------------

------------------------------------------------------------------------------
05.01 - COMMENTS ON COMPANY'S PERFORMANCE IN THE QUARTER PERIOD
------------------------------------------------------------------------------

1. Company reports growth of 13.0%, 15.4% and 9.5% in revenue, EBITDA, and retail billed volume, respectively

(R$ million)
-------------------------------------------------------------------------------
Main Indicators                             3Q01           3Q02          Change
-------------------------------------------------------------------------------
Net Operating Revenue                       852.4         963.3          13.0%
EBIT                                        291.7         350.2          20.1%
EBITDA (*)                                  416.3         480.6          15.4%
EBITDA Margin                               48.8%         49.9%
Net Loss                                  (241.3)       (663.6)         175.1%
-------------------------------------------------------------------------------
(*)Earnings before interest, taxes, depreciation and amortization


Sabesp posted net operating revenue of R$ 963.3 million and EBITDA of R$ 480.6 million in 3Q02. The final result in the period, a net loss of R$ 663.6 million, was strongly influenced by the effect of the Brazilian Real depreciation on the Company's dollar-denomin


2.    Operating Revenue - growth of 9.5% in retail volume billed

Net operating revenue grew by R$ 110.9 million or 13.0%. This is the result of a 9.5% increase in retail billed volume and an 8.22% increase in fees effective August 8, 2002, with an effect on revenue during only half the quarter.

The charts below show volumes of water and sewage services billed to the retail market broken down by User Category and Region in 3Q01 and 3Q02:



                         Volume of Water and Sewage Services Billed to the Retail Market - m3 million

      By Category                Water                             Sewage                       Water + Sewage
      -----------          ----------------                   ----------------                 ----------------
                           3Q01*       3Q02       Ch. %       3Q01*       3Q02      Ch. %      3Q01*       3Q02      Ch. %
                           -----       ----       -----       -----       ----      -----      -----       ----      -----
Residential                270.9       297.3       9.7        204.1      227.0       11.2      475.0      524.3      10.4
Commercial                  34.8        36.5       4.9         30.0       31.9        6.3       64.8       68.4       5.6
Industrial                   7.4         7.7       4.1          6.5        6.9        6.2       13.9       14.6       5.0
Public Sector               11.4        12.0       5.3          8.7        9.2        5.7       20.1       21.2       5.5
                           -----       -----       ---        -----      -----       ----      -----      -----       ---
Total                      324.5       353.5       8.9        249.3      275.0       10.3      573.8      628.5       9.5
                           =====       =====       ===        =====      =====       ====      =====      =====       ===

* 3Q01 values differ from those reported in previous releases due to small adjustments made between residential and commercial consumers in the Metropolitan Area.


Total retail volume billed in millions of cubic meters (water+sewage) represented a growth of 9.5% year-on-year between 3Q02 and 3Q01.


                        Volume of Water and Sewage Services Billed to the Retail Market - m3 million

        By Region               Water                             Sewage                       Water + Sewage
      -----------          ----------------                   ----------------                 ----------------
                           3Q01*       3Q02       Ch. %       3Q01*       3Q02      Ch. %      3Q01*       3Q02       Ch.%
                           -----       ----       -----       -----       ----      -----      -----       ----      -----
Metro Region               213.6       232.8       9.0        166.7      183.5       10.1      380.3      416.3       9.5
Interior Region             73.8        80.8       9.5         63.4       69.8       10.1      137.2      150.6       9.8
Coast Region                37.1        39.9       7.5         19.2       21.7       13.0      56.3        61.6       9.4
                           -----       -----       ---        -----      -----       ----      -----      -----       ---
Total                      324.5       353.5       8.9        249.3      275.0       10.3      573.8       628.5      9.5
                           =====       =====       ===        =====      =====       ====      =====      =====       ===


As we pointed out in last quarter's comments, the end of electricity rationing allowed a gradual return to normal customer consumption habits, mainly in relation to residential users. Another factor that contributed to the increase in consumption was an atypical winter, with temperatures above historical averages.


3.    Costs, Administrative and Selling Expenses

The group comprising Costs, Administrative and Selling Expenses increased by R$ 52.3 million or 9.3%. The following chart shows the main changes.

                                                                                                   (R$ million)
                                                                                                   ------------
Item                                                           3Q01              3Q02           Difference           %
                                                               -----             -----          ----------         ----
Salaries and Payroll Charges                                   181.4             222.4             41.0            22.6
General Supplies                                                15.7              19.1              3.4            21.7
Treatment Supplies                                              12.5              15.8              3.3            26.4
Third-party Services                                            71.5              90.4             18.9            26.4
Electric Power                                                  48.7              70.6             21.9            45.0
General Expenses                                                61.6              20.3           (41.3)           (67.0)
Depreciation and Amortization                                  124.6             130.3              5.7            4.6
Credits Write-offs                                              39.2              39.1            (0.1)           (0.3)
Fiscal Expenses                                                  5.5               5.1            (0.4)           (7.3)
                                                               -----             -----            -----           ----
Costs, Administrative and Selling Expenses                     560.7             613.1             52.4            9.3
                                                               -----             -----            -----           ----


3.1. Salaries and Payroll Charges

The Salaries and Payroll Charges group reported a 22.6% increase or R$ 41.0 million. This increase is mainly due to the following factors:

(a) Collective bargaining agreement, resulting in wage increases of 8.0% in May 2002; a 2.2% increase in the number of employees (401 employees), and Compensation for Competence - whereby up to 1% of payroll was used to regularize positions and respective salaries (effective June 2002) and also up to 1% for career promotions (effective July 2002);

(b) Provision for profit sharing, amounting to R$ 8.9 million recorded in 3Q02;

(c) Provision for retirement benefits, amounting to R$ 3.8 million, resulting from the allocation, as of 2002, of current costs relative to an actuarial liability provision relating to the employees who are members of Sabesprev's defined benefit pension plan, in compliance with CVM Deliberation 371/00 (Section 85 of NPC 26 of IBRACON);

(d)  FGTS (Government Severance Indemnity Fund for Employees) amounting to R$
     1.5 million, representing an increase in the rate of employer contributions to the fund (from 8.0% to 8.5%) and the increase in the severance indemnity on the FGTS (from 40% to 50%), according to the Complementary Law 110/01 of June 29, 2001 (effective October 2001).


3.2. General Supplies

The General Supplies group showed a 21.7% increase, or R$ 3.4 million, due to the maintenance performed in the systems and networks, the maintenance of buildings and facilities and the increase in the fuel and lubricants item, as a consequence of the price increases that occurred in the comparable period.


3.3. Treatment Supplies

The Treatment Supplies group showed a 26.4% or R$ 3.3 million increase, as a result of the low quality of raw water sources, and consequently resulting in increased demand for treatment supplies and coagulants. Another factor is linked to the substitution of certain treatment supplies, in some cities in the interior of the State of Sao Paulo, such as, for example, the substitution of sodium hypochlorite for chlorine gas.

The chart below shows the impact from cost increases on the main chemical supplies used by Sabesp in its treatment process:

                                                                                         (R$ million)
                                                                                         ------------
Cost per Supply Item                                 3Q01              3Q02           Difference           %
                                                     -----             -----          ----------         ----
Ferric sulfate                                         0.9              2.9               2.0           222.2
Chlorine                                               2.7              3.6               0.9            33.3
Polyelectrolytes                                       0.5              0.8               0.3            60.0
Aluminum Polychloride                                  0.1              0.3               0.2           200.0
Other Treatment Supplies                               8.3              8.2              (0.1)           (1.2)
                                                      ----             ----              ----           -----
Total                                                 12.5             15.8               3.3            26.4
                                                      ====             ====              ====           =====

3.4. Third-party Services

The Third-party Services group reported a growth of R$ 18.9 million or 26.4%. The main changes identified under this item are:

(a) Maintenance of residential water connections, a growth of R$ 4.8 million, relating principally to services for the optimization of measuring water volumes supplied by Sabesp to major consumers;

(b) Credit recovery, a growth of R$ 3.4 million, due to the greater use of outsourced services for the recovery of past due payments;

(c) Networks Maintenance, a growth of R$ 1.9 million, caused mainly by the increase in services of Clearing Sewer Networks and Branch Sewers in the Metropolitan Area of Sao Paulo and in the Municipality of Braganca Paulista;

(d) Systems Maintenance, an increase of R$ 1.5 million, caused by the maintenance, conservation of installations and recovery of power pump sets in several Company units;

(e) Software Maintenance, an increase of R$ 1.1 million, relating to the adaptation, maintenance and expansion of Sabesp's IT resources.


3.5. Electric Power

The electric power group grew by 45.0% or R$ 21.9 million, due to the following factors:

(a) Electricity fee increases authorized by the electric power regulatory agency, ANEEL, for the several Electric Power utility concessionaires that provide services to Sabesp;

(b) Increase in Sabesp's electric power consumption. In 3Q02 the consumption was 491,129 MWh, 14.0% higher than consumption in 3Q01, which was 430,884 MWh (as a consequence of the electric power rationing that occurred from June 2001 to the beginning of 2002);

(c) The Surcharge created by provisional measure No. 14 of 12/21/2001 and Law No. 10,438 of 04/26/2002, in the form of an additional fee increase of 7.9% effective January 2002 and to be in force for an average period of six years;

(d) Charging of ECE - Emergency Capacity Fee, it was initiated in March 2002 and it was changed through ANEEL Resolution No. 351, effective June 28, 2002. The ECE represented an impact of 4.12% in total electric energy costs for the 3Q02.



3.6. General Expenses

The General Expenses group fell by 67.0% or R$ 41.3 million, mainly as a result of the provision for tax contingencies, relating to the recording of Proceeding No. 91.0663460-5 - Finsocial, which occurred in 3Q01, in the amount of R$ 38.3 million.

4.    Financial Expenses and Foreign Exchange Loss

(a)    Financial Expenses

The Financial Expenses group grew R$ 87.9 million or 45.8%, mainly due to:

     o Interest, fines and late fees on domestic loans and funding, with an increase of R$ 22.0 million, resulting from the increase of debentures - 5th issue, which took place in April 2002;

     o Interest, fines and late fees on foreign loans and funding, with an increase of R$ 10.9 million. In 3Q02, as a consequence of the Real depreciation, the balance due is higher when compared to 3Q01, causing an increase in interests, especially of Eurobonds and BID, partially offset by a decrease due to the full settlement of the loan from Westdeutsche Landesbank Girozentrale, in February 2002;

     o Other financial expenses, an increase in the amount of R$ 21.6 million, mainly arising from interest on tax proceedings;

     o Provisions, an increase of R$ 33.5 million arising from the provision for legal proceedings.

(b)      Foreign Exchange Loss

Foreign Exchange Loss was up by R$ 605.9 million or 124.5%, due to the 36.9% depreciation of the Real against the dollar in 3Q02 compared to 15.9% in 3Q01, with a higher impact on BID loans, Eurobonds and Deutsche Bank Luxembourg.



5.    Operating Indicators

The Company continues to expand its services as illustrated by the trend in the number of water and sewage connections in the chart below:


Operating Indicators                                          3Q01              3Q02           %
                                                            -------            ------         ----
Water Connections (1)                                        5,675              5,855          3.2
Sewage Connections (1)                                       4,093              4,257          4.0
Population with water supply (2)                              20.8               21.1          1.4
Population with sewage collection services (2)                16.2               16.6          2.5
Water volume billed to the wholesale market (3)               79.2               84.2          6.3
Water volume billed to the retail market (3)                 324.5              353.5          8.9
Sewage service billings (3)                                  249.3              275.0         10.3
Number of employees                                         18,070             18,471          2.2
Operating productivity (4)                                     541                547          1.1

(1)   In 1,000 units at the end of the period
(2) Millions of inhabitants at the end of the period (excluding supply to the wholesale market)
(3)   In millions of m3
(4)   Number of water and sewage connections per employee

6. Funding

Policy

Since Brazil adopted a floating foreign exchange rate policy in January 1999, the Company's debt management has been guided by three main courses of action:

o    the lengthening of the debt maturity profile;

o priority given to local currency funding as a substitute to credit operations in foreign currency. The exception to this rule is credit operations with multilateral financial institutions such as IDB and bilateral organizations such as JBIC (Japan Bank for International Cooperation);

o priority given to lower cost credit operations, such as those provided by the BNDES (the Brazilian National Development Bank) and CEF (the Federal Savings and Loan Bank), whenever possible.



In this context, the Multi-year Budget Plan (2002-2006) foresaw:

o    a single debenture issuing in 2002, already concluded;

o only two foreign currency operations, but with very long maturities (25 years) and low costs, with the guarantees of both the Federal and State of Sao Paulo treasuries: (a) IDB: US$ 200 million (executed in July
     2000); and (b) JBIC: US$ 150 million (currently in the final phases before execution);

o BNDES: R$ 400 million, indexed to the TJLP (the long-term interest rate) plus 3% p.a., with a 10-year term and a 3-year grace period (R$ 240 million already executed in July 2002);

o CEF using FGTS resources: up to R$ 520 million with a 10-year term and interest at TR (reference rate) plus 10.5% p.a. for investments in the sewage segment and 12.0% in the water supply segment.


7.    Funding in 2002

The Company concluded its 5th issue of simple debentures in April 2002, in the amount of R$ 400 million, represented by 40,000 debentures at a face value of R$ 10 thousand each.

The issue was divided into 2 series, the first consisting of 31,372 debentures indexed to the CDI (interbank deposit certificate) rate plus a spread of 1.85%. The second series comprised 8,628 debentures indexed to the IGP-M plus interest of 13.25% p.a. The interest on the first series will be paid quarterly, and on the second, annually. The debentures' final maturity will be in March 2007.

Sabesp signed with the BNDES and four more private banks, on August 8, 2002, a financing contract worth R$ 240 million representing the domestic portion of the funding for the Tiete Project - Phase II.

Sabesp is negotiating financing agreements for water and sewage works, with FGTS funds, whose manager is Caixa Economica Federal (the Federal Savings and Loan Bank), in the amount of R$ 244 million, with disbursements starting in early 2003. The striking characteristics of this operation are its low cost (TR - Central Bank reference rate - plus 10.5% for sewage and 12% for water) and long-term amortization (10 years).

Finally, the talks for the execution of the financing agreement for the Santos Coastal Plains Cleanup project with the Japan Bank for International Cooperation - JBIC are in their final stages, and it has already received the approval of the Japanese Government for inclusion in that country's Fiscal Budget. The agreements are expected to be signed between late 2002 and early 2003.



8.    Settlement of Loans and Financing

The total amount of debts to be paid by the end of 2002 is R$ 205.6 million. Total debt coming due in 2003, both short- and long-term and originated domestically and abroad amounts to R$ 1,326.0 million, R$ 295.7 million of which in the first half-year. In the second half, the amount is R$ 1,030.3 million, including US$ 200 million in Eurobonds due in July next year, as shown in the chart below.



       Institution                4Q02                         2003                      2004 and on            Total
       -----------                ----               -----------------------             -----------            -----

                                                     1H03               2H03
                                                     ----               ----
DOMESTIC
Banco do Brasil                     32.3               66.7             69.5               2,320.0              2,488.6
CEF                                  7.0               14.3             15.0                 481.9                518.2
Debentures                             -                  -                -               1,121.6              1,121.6
FEHIDRO                              0.1                  -                -                     -                  0.1
PMC                                    -                  -              3.0                  23.6                 26.6
Other                                0.1                0.1              0.1                   2.0                  2.3
Interest and Charges                38.1                6.2                -                     -                 44.3
                                    ----               ----             ----               -------              -------
Total Domestic                      77.6               87.4             87.6               3,949.1              4,201.7
                                    ====               ====             ====               =======              =======

FOREIGN (*)
BIRD                                 7.7               55.8             55.8                 101,7                221.0
Societe Generale                     1.3                1.4              1.4                  10.5                 14.6
IDB                                 43.9               67.5             67.5               1,470.1              1,649.0
Eurobonds                              -                  -            779.0               1,071.1              1,850.0
Deutsche Bank                       38.9               38.9             38.9                 155.8                272.6
Interest and Charges                36.2               44.7                -                     -                 80.8
                                   -----              -----          -------               -------              -------
Total Foreign                      128.0              208.3            942.4               2,809.2              4,088.2
                                   =====              =====            =====               =======              =======

Grand Total                        205.6              295.7          1,030.3               6,758.3              8,289.9
                                   =====              =====          =======               =======              =======

(*) US$ 1,00 = R$ 3.8949 on September 30, 2002
CEF - Federal Savings and Loans Bank
FEHIDRO - State Water Resources Fund
PMC - Caraguatatuba City Hall
IBRD - International Bank for Reconstruction and Development
IDB - Interamerican Development Bank


9.    Recovery of Water Sources

                       Percentage of Maximum Volume (%)
                       --------------------------------

 System          September /2001   September /2002     Additional (%)
 Cantareira           14.3               39.1               173.4
 Guarapiranga         24.8               31.6               27.4
 Alto Tiete           19.5               35.3               81.0
 Rio Grande           73.1               74.2                1.5
 Rio Claro            19.9               44.2               122.1
 Alto Cotia           16.9               54.4               221.9

September marks the end of the dry season and of the hydrological year (Oct/01 to Sep/02) and the water supply has been kept at steady levels. Even with rainfalls below average for the month of September, the accumulated rainfall index in the present hydrologic year is close to historical averages.

As we can see in the above chart, as the dry season is over, the available volumes are comfortable (Cantareira and Rio Claro have more than double and Alto Cotia more than triple the volume they had in the same month in 2001), thus ruling out the risk of rationing in the next summer.

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                    Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES             Base-Date - 09/30/2002


01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES


1 - ITEM                                                 01
-------------------------------------------------------------------------------
2 - NUMBER                                                3
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM/SRE/DEB/1999-030
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        03/18/1999
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         1
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                02/01/1999
-------------------------------------------------------------------------------
9 - MATURITY DATE                                09/24/2004
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.5% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                            1,002.85
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 115,327
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                 115,000
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                  103,014
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                      11,986
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE                       09/24/2001
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/24/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 02
-------------------------------------------------------------------------------
2 - NUMBER                                                3
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM/SRE/DEB/1999-031
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        03/18/1999
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         2
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                02/01/1999
-------------------------------------------------------------------------------
9 - MATURITY DATE                                09/24/2004
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.5% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                            1,002.85
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 115,327
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                 115,000
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                  103,198
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                      11,802
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE                       09/24/2001
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/24/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 03
-------------------------------------------------------------------------------
2 - NUMBER                                                3
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM/SRE/DEB/1999-032
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        03/18/1999
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         3
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                02/01/1999
-------------------------------------------------------------------------------
9 - MATURITY DATE                                09/24/2004
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.5% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                            1,002.85
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 115,327
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                 115,000
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                  102,159
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                      12,841
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE                       09/24/2001
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/24/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 04
-------------------------------------------------------------------------------
2 - NUMBER                                                3
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM/SRE/DEB/1999-033
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        03/18/1999
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         4
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                02/01/1999
-------------------------------------------------------------------------------
9 - MATURITY DATE                                09/24/2004
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.5% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                            1,002.85
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                  51,813
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                  51,666
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                   41,005
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                      10,661
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE                       09/24/2001
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/24/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 05
-------------------------------------------------------------------------------
2 - NUMBER                                                3
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM/SRE/DEB/1999-034
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        03/18/1999
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         5
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                02/01/1999
-------------------------------------------------------------------------------
9 - MATURITY DATE                                09/24/2004
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.5% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                            1,002.85
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                  16,474
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                  16,428
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                   16,428
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE                       09/24/2001
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/24/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 06
-------------------------------------------------------------------------------
2 - NUMBER                                                4
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM\SRE\DEB\2001-022
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        06/04/2001
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                       One
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                04/01/2001
-------------------------------------------------------------------------------
9 - MATURITY DATE                                12/15/2006
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                    CDI + 1.2% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                           10,070.27
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 302,108
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                  30,000
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                   30,000
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             12/15/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 07
-------------------------------------------------------------------------------
2 - NUMBER                                                5
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM\SRE\DEB\2002-013
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        05/14/2002
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         1
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                04/01/2002
-------------------------------------------------------------------------------
9 - MATURITY DATE                                03/01/2007
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                   CDI + 1.85% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                           10,485.01
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 328,935
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                  31,372
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                   31,372
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             10/01/2002
-------------------------------------------------------------------------------

01.01 - IDENTIFICATION

1 - CVM CODE     2 - COMPANY'S NAME                        3 -CNPJ
01444-3          CIA SANEAMENTO BASICO ESTADO SAO PAULO    43.776.517/0001-80
-------------------------------------------------------------------------------
4 - NIRE
35300016831
-------------------------------------------------------------------------------

10.01 - DETAILS OF THE PUBLIC OR PRIVATE ISSUANCE OF DEBENTURES

1 - ITEM                                                 08
-------------------------------------------------------------------------------
2 - NUMBER                                                5
-------------------------------------------------------------------------------
3 - CVM REGISTRATION NUMBER            CVM\SRE\DEB\2002-014
-------------------------------------------------------------------------------
4 - CVM REGISTRATION DATE                        05/14/2002
-------------------------------------------------------------------------------
5 - ISSUED SERIES                                         2
-------------------------------------------------------------------------------
6 - TYPE OF ISSUANCE                                 SIMPLE
-------------------------------------------------------------------------------
7 - NATURE OF ISSUANCE                               PUBLIC
-------------------------------------------------------------------------------
8 - ISSUANCE DATE                                04/01/2002
-------------------------------------------------------------------------------
9 - MATURITY DATE                                03/01/2007
-------------------------------------------------------------------------------
10 - DEBENTURE TYPE                      WITHOUT PREFERENCE
-------------------------------------------------------------------------------
11 - YIELD RATE IN FORCE                IGP-M + 13.25% p.a.
-------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                   N/A
-------------------------------------------------------------------------------
13 - FACE VALUE (reais)                           11,705.43
-------------------------------------------------------------------------------
14 - ISSUED AMOUNT (thousand reais)                 100,994
-------------------------------------------------------------------------------
15 - Q. OF SECURITIES ISSUED (UNIT)                   8,628
-------------------------------------------------------------------------------
16 - OUTSTANDING SECURITIES (UNIT)                    8,628
-------------------------------------------------------------------------------
17 - TREASURY SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
18 - REDEEMED SECURITIES (UNIT)                           0
-------------------------------------------------------------------------------
19 - CONVERTED SECURITIES (UNIT)                          0
-------------------------------------------------------------------------------
20 - SECURITIES TO BE PLACED (UNIT)                       0
-------------------------------------------------------------------------------
21 - LATEST AGREEMENT DATE
-------------------------------------------------------------------------------
22 - NEXT EVENT DATE                             04/01/2003
-------------------------------------------------------------------------------

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                    Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES             Base-Date - 09/30/2002


       01444-3 CIA SANEAMENTO BASICO ESTADO SAO PAULO 43.776.517/0001-80
       -----------------------------------------------------------------

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT
--------------------------------------------------------------


Capital Markets and General Information


In April 2002, SABESP's shares began trading on the "New Market - BOVESPA", following the company's compliance with the rigorous Corporate Governance parameters required by this segment of the market.

In May 2002, the Sao Paulo State Government sold 4.78 billion of its holdings in SABESP shares, through a public offering (including a Green Shoe of 165 million shares), representing 16.8% of the capital stock. This increased the company's free float to 28.5%. The public offering was directed at both domestic and international investors, while the company's ADR was listed on the New York Stock Exchange as from May 10, 2002, under the "SBS" ticker.

On June 3, 2002, the Sao Paulo City Council approved Law 13,370, which under article 1 makes it mandatory for all existing buildings to be connected to the public sewage system in regions where such a network already exists. This law is in line with SABESP's targets for optimizing the use of the sewage network already installed by the Company.

On August 1, 2002 and pursuant to the provisions of CVM Instruction 358 of January 03, 2002 and in accordance with Article 28 of the Regulations for the Tariff System approved by State Decree Law 41,446 of December 16, 1996, Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP announced that the tariffs and other conditions in force for the supply of water and/or sewage collection will be increased from August 7, 2002. The price adjustment will be 8.22% for all categories of use and consumer types with the exception of the following items, which shall remain with their present values: (a) tariffs falling into the social residential use and slum category; (b) special supply to vessels on the coastal region (Litoral Norte and Baixada Santista);
(c) supplies of water using tankers; and (d) tariffs for firm demand contracts.

The full announcement can be found in Sabesp's website www.sabesp.com.br and was also published in the State of Sao Paulo Official Gazette, August 3, 2002 edition.


                        STOCK POSITION AS OF 10/31/2002



Shareholders holding more than 5% of the shares     Common Shares         %
-----------------------------------------------     -------------       -----

State of Sao Paulo Treasury Department              20,376,674,058      71.55

                                                         Shares in Sabesp Stock
Shareholder                  Common Shares        %         Investment Funds
-----------                  -------------     -------   ----------------------
CONTROLLING SHAREHOLDER      20.376,674,058     71.55


MANAGEMENT
----------
Board of Directors                       15
Board of Executive Officers               1                 2,493,526 *

Statutory Audit Committee                 0

TREASURY STOCK                            0

OTHER SHAREHOLDERS            8,102.903,753     28.45

TOTAL                        28,479,577,827    100.00
                             ==============    ======

OUTSTANDING SHARES            8,102.903,753     28.45


* Units equivalent to 20,000 shares

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
ITR - Quarterly Information                                    Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES             Base-Date - 09/30/2002


       01444-3 CIA SANEAMENTO BASICO ESTADO SAO PAULO 43.776.517/0001-80
       -----------------------------------------------------------------

17.01 - SPECIAL REVIEW REPORT - WITH RESTRICTIONS
-------------------------------------------------

November 27, 2002


To the Management and Shareholders of
Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP



1. We have made a limited review of the accounting information supplied in the Quarterly Report - ITR, issued by Companhia de Saneamento Basico do Estado de Sao Paulo - SABESP, for the quarterly periods ended on September 30 and June 30, 2002 and September 30, 2001, prepared under the responsibility of the Company's Management.

2. Except for what is mentioned in paragraph 3 below, our review was conducted in accordance with the specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, in conjunction with the Federal Accountancy Board and consisted particularly of: (a) inquiries and discussions with the management staff responsible for the accounting, financial and operating areas of the company with regard to the major procedures adopted in the preparation of the quarterly report and (b) review of the relevant information and subsequent events which have or may have significant effects on the financial position and results of the Company's operations.

3. As referred to in Note 11 (b), the company has pursued several civil lawsuits within a legal scope, which are evaluated by its counsel subject to probable, possible and also remote losses, for which the company has booked a provision of R$ 30 million in the quarter period ended on September 30, 2002. It has not been possible for us, under the circumstances, based on the evaluations made and studies conducted up to the present date by the company's management and its legal counsels, to arrive to any conclusion as to the estimated amount of final loss for the company, considering all the lawsuits being pursued.

4. Based on our limited review, except for the eventual relevant effects that may result from the matter mentioned in paragraph 3, we are not aware of any relevant change that should be made to the above mentioned quarterly report to make it comply with the accounting principles provided for in the Brazilian corporation law applicable to the preparation of a quarterly report in accordance with the regulations of the Brazilian Securities and Exchange Commission (CVM).


PricewaterhouseCoopers
Independent Auditors
CRC 2SP000160/O-5

Julio Cesar dos Santos
Partner
Accountant CRC 1SP137878/O-6